UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Parsley Energy, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

701877 102

(CUSIP Number)

January 12, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☒

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 701877 102

1	Name of Reporting Person Bryan Sheffield
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (10) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0
14	Type of Reporting Person IN

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on October 26, 2020 (the “Original Schedule 13D”) and is being filed by the undersigned, pursuant to §240.13d-1(e), with respect to the Class A common stock, par value $0.01 per share (“Class A common stock”), and the Class B common stock, par value $0.01 per share (“Class B common stock” and, together with the Class A Common Stock, the “Parsley common stock”), of Parsley Energy, Inc., a Delaware corporation (“Parsley”). The principal executive offices of Parsley are located at 303 Colorado Street, Austin, Texas 78701. Capitalized terms used but not defined in this Amendment shall have the meaning ascribed to them in the Original Schedule 13D.

This Amendment constitutes an exit filing by Bryan Sheffield (the “Reporting Person”) in respect of the Parsley common stock previously reported as beneficially owned by the Reporting Person.

Item 2.	Identity and Background.

Item 2(c) is hereby amended and restated to read as follows:

c.	As of January 12, 2021, the Reporting Person is no longer serving as Executive Chairman of Parsley and Chairman of the board of directors of Parsley.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following to the end thereof:

On January 12, 2021, the transactions contemplated by the Merger Agreement (including the Mergers) were consummated. Pursuant to the Mergers, (i) Merger Sub Inc. merged with and into Parsley, with Parsley continuing as the Surviving Corporation, (ii) simultaneously with the First Parsley Merger, Opco Merger Sub LLC merged with and into Opco LLC, with Opco LLC continuing as the surviving company, and (iii) immediately following the First Parsley Merger and the Opco Merger, the Surviving Corporation merged with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving entity and a wholly-owned subsidiary of Pioneer. Pursuant to the terms of the Merger Agreement, Pioneer acquired all of the outstanding shares of Parsley common stock in an all-stock transaction and Parsley shareholders received a fixed exchange ratio of 0.1252 shares of Pioneer common stock for each eligible share of Parsley common stock owned. In addition, certain transfer and other restrictions relating to the Reporting Person’s Parsley common stock set forth in the Voting Agreement, as well as the associated proxy granted thereunder, ceased to be in effect upon the Effective Time in accordance with the terms of the Voting Agreement.

To the extent the terms of the Voting Agreement may have resulted in Pioneer having previously been deemed for purposes of Rule 13d-3 to be the beneficial owner of certain shares of Parsley common stock held by the Reporting Person, Pioneer shall, as a result of the consummation of the Mergers and the cessation of effectiveness of certain transfer and other restrictions set forth in the Voting Agreement, no longer be deemed for purposes of Rule 13d-3 under the Exchange Act to beneficially own such shares of Parsley common stock. Neither the filing of this Amendment nor any of its contents shall be construed as an admission that Pioneer previously was at any time, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any such shares of Parsley common stock.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

a. – b.	The response of the Reporting Person to rows 7 through 13 on the cover page of this Schedule 13D are incorporated by reference herein.

c.

Except as described in this Amendment with reference to the Merger Agreement and the Voting Agreement, there have been no transactions in shares of Parsley common stock by the Reporting Person during the past sixty (60) days.

d.	Not applicable.

e.	As a result of the consummation of the Mergers, as of January 12, 2021, the Reporting Person no longer beneficially owns any shares of Parsley common stock.

The information set forth in Item 4 of this Amendment is incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following at the end thereof:

Immediately following the Effective Time, the TRA was terminated in its entirety upon payment of the Termination Payments in accordance with the terms set forth in the TRA Amendment. Parsley paid the Termination Payments in an amount calculated in a manner consistent with the methodology specified in the TRA Amendment.

The information set forth in Item 4 of this Amendment is incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2021	By:	/s/ Bryan Sheffield
Name: Bryan Sheffield

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